Exhibit 1

The Yucaipa Companies

Ron Burkle

May 7, 2014

Jason Kalisman	via e-mail: JTK@talismangi.com

Interim CEO

Morgans Hotel Group Co.

475 Tenth Avenue

New York, NY 10018

RE: Yucaipa Funds Investment Rights

Dear Jason:

We have done everything we can to try and get along with the current board of directors including you.  We’ve agreed to settle all legal actions because we believed that the parties would in the future act reasonably toward one another. We are, of course, a major owner of Morgans with exposure far greater than any other holder, including yourself, and believe there is great value in the company.

One of the lawsuits we filed in New York dealt with our belief that Yucaipa’s board observation rights were being ignored and subverted. In spite of the fact that the parties negotiated in good faith to settle that lawsuit (along with others) we are still being ignored and excluded.

A significant number of executives were dismissed without any discussion at the board level - at least where we were allowed to participate.  Perhaps the dismissal, termination or resignation of one key executive could be excused, but the blanket termination of a significant portion of your key executives definitely required discussion at the board prior to the effective date of those terminations - we should have been there for those discussions. We understand that the friction costs alone in the dismissal was greater than $7 million.

On April 22, 2014 you held a board meeting without even telling us.  We were advised after the meeting was over.  I instructed our general counsel to write Meredith Deutsch, your acting general counsel, to outline our concerns and displeasure with being again ignored.  It was at that meeting that you terminated the poison pill in response to the ISS demand that that rights plan be terminated in return for their vote for your slate of directors in the upcoming annual meeting.  We can think of no reason why we should have been excluded from that meeting and those discussions.

A meeting of the board was held on May 4, 2014 and while at least we were invited to this meeting again we were excluded from certain topics, including the distress and resulting ongoing restructuring discussions surrounding the Mondrian Soho.  Further, it was just now disclosed that the Mondrian South Beach property had fallen into distress with much-needed renovation capital held “hostage” by its owners.  We were also unaware that certain development contracts were at risk and dispute, including Mondrian Istanbul and Bahamar as well as operational weakness in Mondrian Los Angeles.  Why any discussion of underperforming assets would be so privileged and sensitive as to require that we be excluded or withheld information just doesn’t make sense, particularly when we could be a constructive source for solutions.

We are a major owner, we are interested in participating in discussions and decisions concerning the operation of Morgans’ business and the performance of its assets.  These are clearly mandated by our observation rights but as stated above, are being completely ignored.

We respectfully request that you instruct your counsel to allow us to fully participate in all board meetings, that we receive adequate notice of those meetings along with copies of the materials to be discussed and that we only be excluded from truly privileged items probably relating only to those issues where there is a direct conflict or legal issue with Yucaipa and its Funds.

Yours very truly,

/s/ Ronald W. Burkle

Ronald W. Burkle

cc:                                Judi Kitano

George Garvey

Ira Tochner

Brad Nugent

Robert Bermingham